EXHIBIT 23.1


                            INDEPENDENT AUDITORS' CONSENT





 The Board of Directors
 Century Telephone Enterprises, Inc.:


 We consent to incorporation by reference in the Registration Statement (No. 33-46562) on Form S-8 of Century Telephone Enterprises, Inc. of our report dated June 16, 1995, relating to the statement of net assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1994 and 1993, and the related statement of changes in net assets available for benefits for the year ended December 31, 1994, and related financial statement schedules as of and for the year ended December 31, 1994, which report appears in the December 31, 1994, annual report on Form 11-K of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust.



 KPMG PEAT MARWICK LLP

 /s/ KPMG PEAT MARWICK LLP
 Shreveport, Louisiana
 June 27, 1995